Exhibit 99.1

Dominion Diamond Announces Jay Project Water Licence Recommended for Approval

YELLOWKNIFE, Northwest Territories--(BUSINESS WIRE)--May 30, 2017--Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company” or “Dominion”) is pleased to report that the Wek’èezhìi Land and Water Board (“WLWB”) has amended the Type A Water Licence for the Ekati Diamond Mine to include the Jay project. The WLWB has recommended that the amended Water Licence be approved by the Minister of Environment and Natural Resources, Government of the Northwest Territories, the Honourable Robert C. McLeod.

“We appreciate the work of the WLWB in continuing to advance the Jay project through the permitting process, and we look forward to final Ministerial approval and receipt of the Water Licence,” said Jim Gowans, Chairman of the Board of Directors of Dominion. “The Jay project is a platform for future growth at Ekati, extending the mine life to 2033, and is part of our overall growth pipeline that will deliver benefits to our many stakeholders.”

The Jay project is located in the Buffer Zone Joint Venture in which the Company has a controlling interest. Jay was approved for construction by the Company in July 2016 and is a significant undeveloped deposit given its large size and high grade.

About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian mining company and one of the world’s largest producers and suppliers of premium rough diamond assortments to the global market. The Company operates the Ekati Diamond Mine, in which it owns a controlling interest, and owns 40% of the Diavik Diamond Mine, both of which are located in the low political risk environment of the Northwest Territories in Canada. It also has world-class sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca.

CONTACT:
Investor Contact:
Dominion Diamond Corporation
Jacqueline Allison, 416-205-4371
Vice-President, Investor Relations
jacqueline.allison@ddcorp.ca
or
Canadian Media Contact:
DFH Public Affairs
Ian Hamilton, 416-206-0118 x222
or
US Media Contact:
Gagnier Communications
Dan Gagnier, 646-569-5897